SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Charter Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	43-1857213
(State of Incorporation or Organization)	(IRS Employer Identification No.)

12405 Powerscourt Drive, St. Louis, Missouri	63131
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: CIK 1091667/SIC 4841

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered ______________________	Name Of Each Exchange On Which Each Class Is To Be Registered ______________________________
Preferred Share Purchase Rights	Nasdaq

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant's Securities to be Registered.

On December 10, 2008, the Board of Directors (the "Board") of Charter Communications, Inc. ("Charter") approved of an amendment (the "Amendment") to the Rights Agreement dated August 14, 2007 (the "Rights Agreement") between Charter and Mellon  Investor Services LLC (''Rights Agent").  The Amendment was further approved by unanimous written consent of the holders of a majority of the Class B Common Stock of Charter by resolution dated December 23, 2008.

The Rights Agreement is currently set to terminate on the earlier to occur of: a specified event among a set of events, or the fixed date of December 31, 2008.  The Amendment extends the fixed date to December 31, 2009.

The Rights Agreement was adopted by the Board in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (the "NOLs") to reduce potential future federal income tax obligations.  Charter has experienced and continues to experience substantial operating losses, and under the Internal Revenue Code of 1968, as amended (the "Code") and rules promulgated by the Internal Revenue Service, Charter may "carry forward" these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.  To the extent that the NOLs do not otherwise become limited, Charter believes that it will be able to carry forward several billion dollars of NOLs, and therefore these NOLs could be a substantial asset to it.  However, if Charter experiences an "Ownership Change," as defined in Section 382 of the Code, its ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

                  The Rights Agreement is intended to deter any such Ownership Change without the Board's approval through a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Charter's Class A common stock, par value $0.001 (the "Class A Common Stock") and Class B common stock, par value $0.001 (the "Class B Common Stock") on August 31, 2007.  Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from Charter one one-thousandth of a share of Charter's Series B Junior Preferred Stock, par value $0.001 (the "Preferred Stock").  If issued, each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of Charter's Class A Common Stock.  However, prior to exercise, a Right will not give its holder any rights as a stockholder of Charter, including without limitation any dividend, voting or liquidation rights.  The Rights are not exercisable until 10 days after a public announcement by Charter of an event of ownership change as described in further detail in the Rights Agreement upon the terms and conditions also as more fully set forth therein. Further, upon an issuance of Class A Common Stock and/or Class B Common Stock under the Rights Plan, additional membership units will be issued to the Charter, as holder of the Class B common membership units, by Charter Communications Holding Company, LLC (" Holdco "), to mirror at Holdco the economic effect of such issuance of common stock pursuant to that certain letter agreement for mirror rights dated August 14, 2007 by and among Charter, Charter Investment, Inc., and Vulcan Cable III Inc. (the "Holdco Mirror Agreement").  Holders of the Holdco common membership units that are convertible into shares of our Class B Common Stock will have equivalent rights which may be exercised, on generally the same terms and conditions as set forth in the Rights Plan, for additional Holdco common membership units.  Concurrent with the Amendment, the parties to the Holdco Mirror Agreement have approved and executed an amendment also extending the expiration date of the Holdco Mirror Agreement to December 31, 2009 (the "Holdco Mirror Agreement Amendment").

Before the Distribution Date (as defined in the Rights Agreement), the Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights in respect of our Class A Common Stock.  After the Distribution Date, the Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable. Notwithstanding the foregoing, Charter and the Rights Agent shall not supplement or amend the Rights Agreement without the prior approval of the holders of a majority of the Class B Common Stock.

A copy of the Amendment is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing descriptions of the Amendment and the Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Amendment and the Rights Agreement.

Item 2.	Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

4.01	First Amendment to Rights Agreement, dated as of December 23, 2008, by and between Charter Communications, Inc. and Mellon Investor Services LLC*.
4.02	Amendment to Letter Agreement for Mirror Rights, dated as of December 23, 2008, by and between Charter Communications, Inc., Charter Investment, Inc. and Vulcan Cable III, Inc. *.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2008

                      CHARTER COMMUNICATIONS, INC.

                      By: /s/ Eloise Schmitz
                          Name:    Eloise Schmitz
                                  Title:      Executive Vice President and Chief
                          Financial Officer